ICIM Services
Partners in Risk Management

December 1, 2010

Mr. Scott Stroh
Legal Counsel
Saturna Capital Corporation
1300 N. State Street
Bellingham, WA 98225

RE: ICI Mutual Investment Company Blanket Bond No. 89265110B ("Bond")
D&O/E&O Liability Insurance Policy No. 89265110D ("Policy")

Dear Mr Stroh:

As discussed, I am hereby confirming that the share of total premium for Blanket Bond and D&O/E&O coverage allocated to each Investment Company Insured is less than the premium such company would have to pay if it had purchased separate policies from ICI Mutual, as explained in our other letter dated today.

Further, we estimate that Amana Mutual Funds Trust would pay approximately $72,000 for a Policy with a limit of $3,000,000 while Saturna Investment Trust would pay approximately $23,500 for a Bond with a limit of $1,000,000.

Further, we estimate that the Amana Mutual Funds Trust would pay approximately $71,000 for a Policy with a limit of $3,000,000 while the Saturna Investment Trust would pay approximately $25,000 for a Policy with a limit of $1,000,000. Lastly, Saturna Capital Corp. would pay approximately $33,000 for a $1,000,000 Policy.

If you have any questions, please do not hesitate to call me at 202/326-5479.

Regards,

/s/Maggie Sullivan
Senior Underwriter

1401 H Street, NW • Washington, DC 2005 • 800.643.4246 • Fax: 202.682.2425